Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-223022

OAKTREE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 1 DATED MAY 14, 2021
TO THE PROSPECTUS DATED APRIL 27, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Real Estate Income Trust, Inc., dated April 27, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Oaktree Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide an update on our investment portfolio;
•to disclose the transaction price for each class of our common stock as of June 1, 2021;
•to disclose the calculation of our April 30, 2021 net asset value (“NAV”) per share for each share class and;
•to provide an update on our current public offering (the “Offering”).

Portfolio Updates for the Month Ending April 30, 2021

Our NAV per share increased for the month ending April 30, 2021, up $0.06, $0.06 and $0.01 on our Class I, Class S and Class C shares, compared to the prior month, respectively.

As of April 30, the portfolio was invested 74% in real property, 18% in real estate-related debt and 8% in cash and cash equivalents. Our real property investments are split between multifamily (63%) and office (37%). The company’s leverage ratio decreased to 43% compared to 45% in the prior month.
June 1, 2021 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of June 1, 2021 (and repurchases as of May 31, 2021) is as follows:

Transaction Price (per share)
Class S	$10.6751
Class I	$10.7861
Class C	$10.7230
Class T	$10.7861
Class D	$10.7861

The transaction price for each of our share classes is equal to such class’s NAV per share as of April 30, 2021. A detailed calculation of the NAV per share is set forth below.

As of April 30, 2021, we had not sold any Class T shares or Class D shares. The transaction price for our Class T and Class D shares is based on our aggregate NAV per share as of April 30, 2021 before assessing stockholder servicing fees. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

April 30, 2021 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. We generally use our prior month’s NAV per share for the purposes of establishing a price for shares sold in our public offering, as well as establishing a repurchase price for our share repurchase program. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.oaktreereit.com and is made available on our toll-free, automated telephone line at 833-OAK-REIT (625-7348). The June 1, 2021 transaction price is being determined based on our NAV as of April 30, 2021. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. The Adviser’s determination of our monthly NAV per share is based in part on annual appraisals of each of our properties by independent third-party appraisal firms in individual appraisal reports reviewed by our independent valuation advisor and monthly update appraisals by our independent valuation advisor (where an independent third-party appraisal firm does not provide an appraisal) in accordance with valuation guidelines approved by our board of directors. Our investments in traded real estate securities are valued monthly by the Adviser using quotations from third party pricing vendors. Our independent valuation advisor prepares monthly appraisals of our real estate-related debt investments and property-level debt liabilities.
The following table provides a breakdown of the major components of our total NAV as of April 30, 2021:

Components of NAV	April 30, 2021
Investments in real properties	$355,298,588
Investments in real estate-related securities	85,511,841
Cash and cash equivalents	35,212,437
Restricted cash	3,806,591
Other assets	4,735,324
Debt obligations	(227,076,624)
Accrued performance fee(1)	(705,260)
Accrued stockholder servicing fees(2)	(110,413)
Management fee payable	(370,053)
Dividend payable	(831,453)
Subscriptions received in advance	—
Other liabilities	(22,756,752)
Non-controlling interests in joint ventures	(12,195,408)
Net asset value	$220,518,818
Number of shares outstanding	20,603,656

(1)	Represents the performance fee for the period ended April 30, 2021.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of April 30, 2021:

NAV Per Share	Class S Shares	Class I Shares	Class C Shares	Class T Shares	Class D Shares	Total
Net asset value	$161,476,697	$53,107,716	$5,934,405	$—	$—	$220,518,818
Number of shares outstanding	15,126,496	4,923,732	553,428	—	—	20,603,656
NAV per share as of April 30, 2021	$10.6751	$10.7861	$10.7230	$—	$—

As of April 30, 2021, we had not sold any Class T shares or Class D shares.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the April 30, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.59%	5.15%
Office	7.55%	6.63%

These assumptions are determined by the Adviser and reviewed by our independent valuation adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Office Investment Values
Discount Rate	0.25% decrease	2.09%	1.99%
(weighted average)	0.25% increase	(1.96)%	(1.84)%
Exit Capitalization Rate	0.25% decrease	3.38%	2.68%
(weighted average)	0.25% increase	(2.98)%	(2.30)%

The following table provides a breakdown of the major components of our total NAV as of March 31, 2021:

Components of NAV	March 31, 2021
Investments in real properties	$354,292,838
Investments in real estate-related securities	86,312,240
Cash and cash equivalents	27,382,618
Restricted cash	3,740,400
Other assets	5,383,045
Debt obligations	(226,259,025)
Accrued performance fee(1)	(2,989,605)
Accrued stockholder servicing fees(2)	(107,295)
Management fee payable	(370,937)
Dividend payable	(802,614)
Subscriptions received in advance	—
Other liabilities	(14,465,915)
Non-controlling interests in joint ventures	(12,071,896)
Net asset value	$220,043,854
Number of shares outstanding	20,662,400

(1)	Includes accrued performance fee that became payable to the Adviser on December 31, 2019 and December 31, 2020.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of March 31, 2021:

NAV Per Share	Class S Shares	Class I Shares	Class C Shares	Class T Shares	Class D Shares	Total
Net asset value	$152,188,623	$67,063,168	$792,063	$—	$—	$220,043,854
Number of shares outstanding	14,338,773	6,249,667	73,960	—	—	20,662,400
NAV per share as of March 31, 2021	$10.6138	$10.7307	$10.7093	$—	$—

As of March 31, 2021, we had not sold any Class T shares or Class D shares.
Status of Our Current Public Offering

We are offering on a continuous basis up to $2 billion in shares of common stock, consisting of up to $1.6 billion in shares in our primary offering and up to $0.4 billion in shares pursuant to our distribution reinvestment plan.

As of the date hereof, we had issued and sold (i) 20,005,653 shares of our common stock, net of repurchases, (consisting of 15,726,273 Class S shares and 4,279,380 Class I shares; no Class T or Class D shares were issued or sold as of such date) in the primary offering for total net proceeds of $203,539,539 and (ii) 370,444 shares of our common stock (consisting of 353,055 Class S shares and 17,389 Class I shares; no Class T or Class D shares were issued or sold as of such date) pursuant to our distribution reinvestment plan for a total value of $3,844,370. We intend to continue selling shares in the Offering on a monthly basis.